Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Headwaters Incorporated for the registration of $63,286,000 of its 16% Convertible Senior Subordinated Notes due 2016 and shares of its common stock issuable upon conversion of those notes and to the incorporation by reference therein of our reports dated November 19, 2008, with respect to the consolidated financial statements of Headwaters Incorporated and the effectiveness of internal control over financial reporting of Headwaters Incorporated included in its Annual Report (Form 10-K) for the year ended September 30, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

January 15, 2009